

SECURITIE
V

16012848

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43850

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brooks, Houghton Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue - 35th Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald H. Houghton - 212-753-1991 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greene, Arnold G., CPA
(Name – *if individual, state last, first, middle name*)

65 Kingsbury Road, Garden City, New York, 11530
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerald H. Houghton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brooks, Houghton Securities, Inc., as of December 31, 2015, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VARSHA B. PATEL
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES
ON MARCH 10, 2018

Varsha B. Patel
Notary Public

Gerald Houghton
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROOKS, HOUGHTON SECURITIES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

FOR THE YEAR ENDED

DECEMBER 31, 2015

BROOKS, HOUGHTON SECURITIES, INC.

CONTENTS

DECEMBER 31, 2015

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

(516) 742-2198
FAX (516) 742-5813

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
BROOKS, HOUGHTON SECURITIES, INC.

I have audited the accompanying financial statements of Brooks, Houghton Securities, Inc.. (a Corpration), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in Stockholder equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Brooks, Houghton Securities, Inc.'s management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the statndards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not rquired to have , nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the fianancial statements referred to above present fairly, in all material respects, the financial condition of Brooks, Houghton Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Information for Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Brooks, Houghton Securities, Inc.'s financial statements. The supplemental information is the responsibility of Brooks, Houghton Securities, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securiites Exchange Act of 1934. In my opinion, the supplemental informatin is fairly stated, in all material respects, in relation to the financial statements as a whole.



February 24, 2016

BROOKS, HOUGHTON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Current assets:

Cash		$ 28,950
Money Market account		21,181
Accounts receivable		320,000
Due from affiliated company		92,887
Loan receivable		75,000
Prepaid expenses		2,056
Total assets		**$ 540,074**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

Accrued expenses		$ 0
Total liabilities		**0**
Stockholders' equity:		
Common stock, no par value 1500 shares authorized 200 shares outstanding	$ 5,000	
Additional paid-in-capital	85,886	
Retained earnings	449,188	
Total stockholders' equity		**540,074**
Total liabilities and stockholders' equity		**$ 540,074**

See notes to financial statements.

BROOKS, HOUGHTON SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:	
Fee income	$ 607,502
Investment income	8
Total revenue	**607,510**
Expenses:	
Management fees	$ 30,000
Telephone	6,425
Regulatory fees and expenses	13,430
Office supplies	4,981
Bad debts	25,000
Professional fees	9,600
Commission expense	340,000
Outside services	2,213
Equipment rental	2,250
Consulting expense	115,000
Other expenses	195
Total expenses	**(549,094)**
Net income before Federal Income Tax	**58,416**
Less: Federal taxes	0
Net Income	**$ 58,416**

See notes to financial statements.

BROOKS, HOUGHTON SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

Cash Flow from operating activities:		
Net Income		$ 58,416
Changes in operating assets and liabilities:		
Money Market account	$ 29,998	
Accounts receivables	(55,000)	
Due from affiliates	(16,635)	
Prepaid expenses	3,174	
Accrued expenses	(12,000)	
Total Adjustments		**(50,463)**
Net cash provided by operating activities		**7,953**
Net increase in cash and cash equivalents		**7,953**
Cash and cash equivalents – January 1, 2015		**20,997**
Cash and cash equivalents – December 31, 2015		**$28,950**

See notes to financial statements.

BROOKS, HOUGHTON SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

Stockholders equity, January 1, 2015	$ 481,658
Net Income	58,416
Stockholders equity, December 31, 2015	**$ 540,074**

See notes to financial statements.

BROOKS, HOUGHTON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

1. **ORGANIZATION :**

   Brooks, Houghton Securities, Inc. (the "Company"), is a broker-dealer registered with the Financial Industry Regulatory Authority, Inc. (FINRA). The company became a corporation on August 7, 1990.

2. **SIGNIFICANT ACCOUNTING POLICIES:**

   Income taxes are based on the net income of the company. These financial statements have been prepared in conformity with generally accepted accounting principles.

3. **NET CAPITAL REQUIREMENTS:**

   As a broker-dealer and member organization of the Financial Industry Regulatory Authority Inc.(FINRA), the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain Minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,00,0 Whichever is greater. At December 31, 2015 the Company had net capital of $49,128 as indicated on page 7 of this audited report which was $44,128 in excess of it's required net capital of $5,000. In January 2016, the Company filed Part IIA of Form X-17a-5 (unaudited) and reported net capital of $48,996.

4. **RELATED PARTY TRANSACTIONS:**

   Pursuant to an agreement between Brooks, Houghton Securities, Inc. (the Company) and Brooks, Houghton & Company, Inc., dated June 6, 2002, Brooks, Houghton & Co., Inc. provides the use of its facilities to the Company.

BROOKS, HOUGHTON SECURITIES, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2015

Common Stock		$ 5,000
Additional paid-in-capital		85,886
Retained earnings		449,188
		540,074
Less: non-allowable assets		(489,943)
Net capital before haircuts		50,131
Less: haircuts on securities (2% of $21,181 = $424) (2% of $28,950 = $579)		(1,003)
Net capital		**49,128**
Greater of:		
Minimum dollar net capital required	$5,000	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $0)	$ 0	5,000
Excess net capital		**$ 44,128**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 0
Percentage of aggregate indebtedness to net capital	0%

See notes to financial statements.

BROOKS, HOUGHTON SECURITIES, INC.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2015

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$ 48,996
Net capital per audited report, December 31, 2015	**$ 49,128**

No material differences existed between the unaudited and audited net capital computation.

BROOKS, HOUGHTON SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

The Company claims exemption from the requirements of rule 15c3-3, under Section (k) (2) (i) of the rule.

BROOKS, HOUGHTON SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the rule.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

(516) 742-2198
FAX (516) 742-5813

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
BROOKS, HOUGHTON SECURITIES, INC.

I have reviewed management's statements, included in the accompanying Exemption Report, in which Brooks, Houghton Securities, inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Brooks, Houghton Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and Brooks, Houghton Securities, inc. stated that Brooks, Houghton Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Brooks, Houghton Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brooks, Houghton Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



February 24, 2016

BROOKS, HOUGHTON SECURIITES, INC.

EXEMPTION REPORT
DECEMBER 31, 2015

Brooks, Houghton Securities, Inc., (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k) (2) (i).
2. The Company met such exemption provision of 17 C.F.R. 240.15c3-3 (k)(2)(i) throughout the Most recent fiscal year without exception.

I, Gerald H. Houghton, President of Brooks, Houghton Securities Inc., affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: 

Title: PRESIDENT
Dated: 2/24/16.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

(516) 742-2198
FAX (516) 742-5813

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Shareholders of:
Brooks, Houghton Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (*Form SIPC-7)]* to the Securities Investor Protection Corporation ("*SIPC*") for the year ended December 31, 2015, which were agreed to by Brooks, Houghton Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the *SIPC*, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (*Form SIPC-7*). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in *Form SIPC-7* with respective cash disbursements record entries noting no differences;
2. Compared the amounts reported on the *Form X-17A-5* for the year ended December 31, 2015, as applicable, with the amounts reported in *Form SIPC-7 for the year ended December 31,2015;*
3. Compared any adjustments reported in *Form SIPC-7* with supporting schedules and working papers; noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in *Form SIPC-7* and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the *Form SIPC-7* on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 23, 2016



BROOKS, HOUGHTON SECURITIES, INC.

SCHEDULE OF ASSESSMENT TO RULE 17a-5(e)(4)
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenue:	
Total revenue (FOCUS line 12/Part II A Line 9)	$ 607,502
SIPC net operating revenue	$ 607,502
SIPC general assessment at .0025	$ 1,519
Less: Payments	1,431
Assessment Balance Due	$ 88